UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                        Commission File Number: 000-52861


(Check One): [ ] Form 10-K or 10-KSB [ ] Form 20-F [ ] Form 11-K
             [X] Form 10-Q or 10-QSB [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR


                       For Period Ended: October 31, 2008


[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


               For the Transition Period Ended: __________________

______________________________________________________________________________

     Read Attached Instructions Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
______________________________________________________________________________

                        PART I -- REGISTRANT INFORMATION
 ______________________________________________________________________________

                          BELLTOWER ENTERTAINMENT CORP.
 ______________________________________________________________________________
                             Full Name of Registrant

                           BRITTON INTERNATIONAL INC.
 ______________________________________________________________________________
                            Former Name if Applicable

                       401 Wilshire Boulevard, Suite 1065
 ______________________________________________________________________________
            Address of Principal Executive Office (Street and Number)

                             Santa Monica, CA 90401
 ______________________________________________________________________________
                            City, State and Zip Code

                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


We are unable to file our quarterly report on Form 10-Q for the quarter ended October 31, 2008, which is the prescribed filing deadline. The delay results from the closing of a material definitive agreement and related transaction in which we have recent engaged which involved our acquisitions of Calico Entertainment Group, Inc. Due to the timing of the acquisition, as well as integration and accounting issues related thereto, we could not, without unreasonable effort or expense, complete our preparation of the October 31, 2008 financial statements and provide our independent auditor with the information required for completion of its review of those financial statements in time to file the quarterly report. We currently expect to be able to file our October 31, 2008 quarterly report on or prior to the extended deadline.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Donald K. Bell                    877                       355-1388
     ____________________             ___________             __________________
     (Name)                           (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that THE REGISTRANT was required to file such report(s) been filed? If answer is no,
     identify report(s).                                          [X] Yes [ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          BELLTOWER ENTERTAINMENT CORP.
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 15, 2008                    By: /s/ DONALD K. BELL
                                           _____________________________________
                                                   Donald K. Bell
                                                   President


INSTRUCTION: The form may be signed by an executive officer of THE REGISTRANT or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of THE REGISTRANT by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of THE REGISTRANT shall be filed with the form.

                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
______________________________________________________________________________

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of THE REGISTRANT is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss232.201 or ss232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss232.13(b) of this chapter).